Exhibit 99.1

Farfetch Announces Third Quarter 2020 Results

•	Q3 2020 Gross Merchandise Value and Digital Platform GMV growth rates accelerate – up 62% and 60% year-over-year, respectively, to record highs of $798 million and $674 million, respectively
•	Q3 2020 Revenue increases 71% year-over-year to $438 million
•	Q3 2020 Gross Profit and Digital Platform Order Contribution up 82% and 98% year-over-year, respectively
•	Gross Profit Margin of 48% and Digital Platform Order Contribution Margin of 37%
•	Q3 2020 Loss After Tax of $537 million
•	Q3 2020 Adjusted EBITDA improved to $(10) million from $(36) million in Q3 2019
•

Announced global partnership with Alibaba and Richemont to accelerate the digitization of luxury industry; strategic partners to invest total $1.15 billion in Farfetch Limited and new Farfetch China joint venture

LONDON, U.K. November 12, 2020 – Farfetch Limited (NYSE: FTCH), the leading global platform for the luxury fashion industry, today reported its financial results for the third quarter ended September 30, 2020.

José Neves, Farfetch Founder, Chairman and CEO said: “The Farfetch platform continued to accelerate in third quarter 2020, setting another quarterly GMV record and further indicating we are witnessing a paradigm shift in favor of online luxury. The Farfetch platform is not only capturing this opportunity but is helping drive this paradigm shift both for luxury consumers and brands.

“What we are seeing is the acceleration of the secular trend of online adoption in luxury – an industry that is still very underpenetrated. The capabilities developed across the Farfetch platform over the past 13 years in anticipation of the eventual digitization of the luxury industry uniquely position Farfetch to capture this opportunity today. And our recently announced partnership with Alibaba and Richemont further position us to seize the opportunity to bring the luxury industry into the next generation and drive sustained growth and market share for many years to come.”

Elliot Jordan, CFO of Farfetch, said: “I’m delighted by the results of our third quarter, reflecting strong momentum behind the Farfetch platform and an acceleration of growth on the marketplace. This strong growth in revenue, steady improvement in unit economics and further operating cost efficiencies means we are another step closer to achieving the key milestone of operational profitability in the near-term.

“The strong underlying financial profile of Farfetch and recent investments by our new strategic partners who form part of Luxury New Retail initiative means we are well placed to support the global luxury industry in navigating the continued growth in online over the coming years.”

Consolidated Financial Summary and Key Operating Metrics (in thousands, except per share data, Average Order Value, or otherwise stated):

	Three months ended September 30,
	2019	2020
Consolidated Group:
Gross Merchandise Value (“GMV”)	$492,014	$797,840
Revenue	255,481	437,700
Adjusted Revenue	228,227	386,778
Gross profit	115,139	209,029
Gross profit margin	45.1%	47.8%
Loss after tax	$(90,484)	$(536,960)
Adjusted EBITDA	(35,638)	(10,314)
Adjusted EBITDA Margin	(15.6)%	(2.7)%
Earnings per share (“EPS”)	$(0.30)	$(1.58)
Adjusted EPS	(0.20)	(0.17)
Digital Platform:
Digital Platform GMV	$420,266	$674,097
Digital Platform Services Revenue	156,479	263,035
Digital Platform Gross Profit	83,294	143,318
Digital Platform Gross Profit Margin	53.2%	54.5%
Digital Platform Order Contribution	$48,973	$97,133
Digital Platform Order Contribution Margin	31.3%	36.9%
Active Consumers	1,889	2,742
Average Order Value (“AOV”) - Marketplace	$582	$574
AOV - Stadium Goods	327	340
Brand Platform:
Brand Platform GMV	$62,671	$112,327
Brand Platform Revenue	62,671	112,327
Brand Platform Gross Profit	27,464	58,738
Brand Platform Gross Profit Margin	43.8%	52.3%

See “Notes and Disclosures” on page 19 for further explanations. See “Non-IFRS and Other Financial and Operating Metrics” on page 19 for reconciliations of non-IFRS measures to IFRS measures. As we acquired New Guards in August 2019, our results for third quarter 2019 include only two months of New Guards’ performance.

Recent Business Highlights

COVID-19

•	Maintained continuity of operations with health and wellbeing of Farfetch employees, partners and customers continuing to be our top priority
•

Collaborated with boutique and brand partners to drive continued growth of their digital sales via the Marketplace; Autumn-Winter 2020 supply reached previous year levels despite initial delays at the beginning of the quarter

•

Maintained and expanded our relationships with logistics partners, preserving continuity of fulfilment and delivery operations, with no material disruptions to lead times or customer service levels during third quarter 2020

•	Following the heightened restrictions recently announced by European governments, we have closed our retail stores in affected locations and will continue to comply as these measures evolve

Luxury New Retail

•	Announced a global partnership with Alibaba and Richemont to accelerate the digitization of the luxury industry
o	Alibaba to launch Farfetch luxury shopping channels on Tmall Luxury Pavilion and Luxury Soho
o	New China joint venture to be formed to operate Farfetch marketplace in China; to be 75% owned by Farfetch, with remaining 25% owned equally by Alibaba and Richemont
o	Farfetch and Alibaba to leverage their platforms and augmented retail technologies to pursue Luxury New Retail initiative to accelerate the digitization of the global luxury industry
o	Farfetch and Alibaba form Luxury New Retail steering group; to be joined by Richemont Chairman, Johann Rupert, and Artemis Chairman, François-Henri Pinault
o	Alibaba, Richemont and Artemis to invest in Farfetch Limited and new Farfetch China joint venture a total of $1.15 billion

Digital Platform

•

Re-branded Farfetch.com in conjunction with global ‘Open Doors to a World of Fashion’ brand campaign in September 2020, designed to build brand awareness and to continue capturing market share of the online luxury fashion industry

•

Accelerated GMV growth to 60% in third quarter 2020 driven by acceleration across all three geographic regions – the Americas, EMEA and APAC, including each of our top 5 countries, which grew faster than during second quarter 2020

•	Third-party transactions generated 83% of Digital Platform GMV at a take rate of 30.4% in third quarter 2020
•

AOV recovered to a (1)% year-over-year change from an (18)% year-over-year decline reported last quarter driven by increases in sales of full-priced and higher-priced items, despite continued shift into lower-price categories

•	Digital Platform Order Contribution Margin increased to 37% year-over-year, driven by a significant decrease in funded promotions and efficiencies in demand generation spending
•

Continued high levels of customer engagement, with an increase in Active Consumers of 45% year-over-year; app installs increased over 70% year-over-year, increasingly becoming a preferred channel for consumers

o	Continued to build membership in our loyalty program to 2.5 million enrolled ACCESS members, and enhanced features to increase awareness of program benefits
•

Expanded offering to Marketplace consumers with signings of new e-concession partners Moncler, Dolce & Gabbana, Ralph Lauren and watch maker RADO, our first e-concession from the Swatch Group, among other labels; also added new supply points from existing brand partners

•	Added new features to enhance customer experience
o	Launched new iOS and Android app in China, providing a more localized experience
o	Initiated rollout of improved delivery features in select markets
▪	Expanded shipping capabilities to enable multi-leg logistics, which incorporate services from multiple providers and increase flexibility of our fulfilment operations
▪

Piloted new customer communication solution in Germany and the Middle East with ParcelLab aimed at providing customers increased transparency in their shopping experience, from check-out to delivery, including returns

o	New virtual sneaker try-on available on the Farfetch app, allowing customers to simulate the experience of trying-on their new favorite sneakers
•	Farfetch Platform Solutions re-platformed e-commerce sites for Palm Angels, Marcelo Burlon County of Milan and Ambush
•

Celebrated the 50th anniversary of Browns with a combination of online and offline activities, including over 40 exclusive capsule collections in collaboration with household names such as Givenchy, Balmain, Fendi, Loewe and Off-White, among others

•	Opened second store for Stadium Goods in Chicago, also adding a new market center for consignment intake and operations

New Guards

•	For the sixth consecutive quarter, GMV from New Guards brands, in aggregate, exceeded GMV for any other single brand on the Farfetch Marketplace in third quarter 2020
•

Generated third quarter 2020 Brand Platform Revenue of $112 million, a year-over-year increase of 79%, reflecting the timing of New Guards’ acquisition in Q3 2019, as well as strong demand for New Guards’ brands

•	New Guards’ brand portfolio continued to create culturally relevant collections
o	Off-White released second homeware collection, and new sneaker collaborations – Off-White x Nike rubber dunk in “Green Strike” and Off-White x Air Jordan 5 "Sail"
o	Palm Angels continued to gain traction and became one of the top 10 brands on the Farfetch Marketplace, based on GMV

Third Quarter 2020 Results Summary

Gross Merchandise Value (in thousands):

	Three months ended September 30,
	2019	2020
Digital Platform GMV	$420,266	$674,097
Brand Platform GMV	62,671	112,327
In-Store GMV	9,077	11,416
GMV	$492,014	$797,840

Gross Merchandise Value (“GMV”) increased by $305.8 million from $492.0 million in third quarter 2019 to $797.8 million in third quarter 2020, representing year-over-year growth of 62.2%. Digital Platform GMV increased by $253.8 million from $420.3 million in third quarter 2019 to $674.1 million in third quarter 2020, representing year-over-year growth of 60.4%. Excluding the impact of changes in foreign exchange rates, Digital Platform GMV would have increased by approximately 61.0%.

The increase in GMV primarily reflects the growth in Digital Platform GMV and $49.7 million increase in Brand Platform GMV from New Guards as a result of our August 2019 acquisition and a strong demand for products within their brand portfolio. The increase in Digital Platform GMV was primarily driven by growth in Active Consumers to 2.7 million in third quarter 2020, increased available supply from over 1,300 partners, and growth of direct-to-consumer brand sales from New Guards. This was partially offset by a decrease in the Marketplace AOV within the Digital Platform from $582 to $574 due to a higher mix of sales of lower price categories, a trend that has continued since the outset of COVID-19 restrictions, and lower units per order. However, we have seen a positive trend during third quarter 2020 with consumers purchasing higher price-point items and a greater mix of items sold at full-price as we progressed through the quarter. During third quarter 2020, we also saw year-over-year growth in transactions through websites managed by Farfetch Platform Solutions, primarily driven from incremental activity from websites newly launched throughout 2020, including Harrods.com, Off---White.com, and Palmangels.com among others.

Revenue (in thousands):

	Three months ended September 30,
	2019	2020
Digital Platform Services third-party revenue	$106,983	$157,174
Digital Platform Services first-party revenue	49,496	105,861
Digital Platform Services Revenue	156,479	263,035
Digital Platform Fulfilment Revenue	27,254	50,922
Brand Platform Revenue	62,671	112,327
In-Store Revenue	9,077	11,416
Revenue	$255,481	$437,700

Revenue increased by $182.2 million year-over-year from $255.5 million in third quarter 2019 to $437.7 million in third quarter 2020, representing growth of 71.3%. The increase was driven by 68.1% growth in Digital Platform Services Revenue to $263.0 million, plus the impact of the acquisition of New Guards during third quarter 2019. In-Store Revenue increased by 25.8% to $11.4 million, primarily driven by the acquisition of New Guards retail stores in August 2019, as well as the opening of new stores throughout the year, partially offset by reduced foot traffic across our retail store network as a result of COVID-19 restrictions.

The increase in Digital Platform Services Revenue of 68.1% was driven by 60.4% overall growth in Digital Platform GMV. Digital Platform Services first-party GMV, which is composed of our sales of owned-inventory including First-Party Original, is included in Digital Platform Services Revenue at 100% of the GMV. Digital Platform Services first-party GMV increased 113.9% year-over-year to $105.9 million, primarily driven by the integration of New Guards to the Farfetch Marketplace during fourth quarter 2019, as well as growth in Browns, primarily driven by a higher sell-through of full-price products.

Digital Platform Fulfilment Revenue represents the pass-through of delivery and duties charges incurred by our global logistics solutions, net of any Farfetch-funded consumer promotions and incentives. Whilst Digital Platform Fulfilment Revenue would be expected to grow in line with the cost of delivery and duties, which increase as Digital Platform GMV and order volumes grow, variations in the level of Farfetch-funded promotions and incentives will impact Digital Platform Fulfilment Revenue. In third quarter 2020, Digital Platform Fulfilment Revenue increased 86.8% year-over-year, a higher rate as compared to Digital Platform Services Revenue growth, due to a reduced number of Farfetch-funded promotions year-over-year.

Cost of Revenue (in thousands):

	Three months ended September 30,
	2019	2020
Digital Platform Services third-party cost of revenue	$36,314	$52,691
Digital Platform Services first-party cost of revenue	36,871	67,026
Digital Platform Services cost of revenue	73,185	119,717
Digital Platform Fulfilment cost of revenue	27,254	50,922
Brand Platform cost of revenue	35,207	53,589
In-Store cost of goods sold	4,696	4,443
Cost of revenue	$140,342	$228,671

Cost of revenue increased by $88.4 million, or 63.0% year-over-year from $140.3 million in third quarter 2019 to $228.7 million in third quarter 2020. This was primarily driven by the increased volume of transactions driving up costs associated with delivery and duties, the addition of Brand Platform cost of revenue related to New Guards since its acquisition in August 2019, and the cost of goods associated with the growth in first-party GMV.

We are reliant on third-parties to provide shipping and delivery services, and potential changes in their operations due to the ongoing impacts of COVID-19 could result in future impacts to our service levels or cost of revenue, however there were no such material adverse impacts to our service levels or cost of revenue in third quarter 2020.

Gross profit (in thousands):

	Three months ended September 30,
	2019	2020
Digital Platform third-party gross profit	$70,669	$104,483
Digital Platform first-party gross profit	12,625	38,835
Digital Platform Gross Profit	83,294	143,318
Brand Platform Gross Profit	27,464	58,738
In-Store Gross Profit	4,381	6,973
Gross profit	$115,139	$209,029

Gross profit increased by $93.9 million, or 81.6% year-over-year, from $115.1 million in third quarter 2019 to $209.0 million in third quarter 2020, primarily due to growth in our Digital Platform Services Revenue and the addition of New Guards gross profit starting from August 2019. Gross profit margin increased from 45.1% to 47.8% year-over-year, primarily driven by a higher Digital Platform Gross Profit Margin as well as a higher Brand Platform Gross Profit Margin. Digital Platform Gross Profit Margin increased from 53.2% to 54.5% year-over-year driven by increases in both third-party and first-party gross profit margins, partially due to fewer Farfetch-funded consumer promotions during the period. The increase in first-party gross profit margin also reflects an increased mix of full-price sales, and higher margin first-party revenues from sales of New Guards brands’ owned-products sold direct-to-consumers through our platform.

Selling, general and administrative expenses by type (in thousands):

	Three months ended September 30,
	2019	2020
Demand generation expense	$34,321	$46,185
Technology expense	22,322	29,809
Share based payments	31,760	81,840
Depreciation and amortization	35,097	54,007
General and administrative	94,134	143,349
Other items	10,061	860
Selling, general and administrative expense	$227,695	$356,050

Third quarter 2020 demand generation expense increased 34.6% year-over-year to $46.2 million, driven by the increase in GMV. However, in third quarter 2020, demand generation expense as a percentage of Digital Platform GMV improved from 8.2% to 6.9% year-over-year, as we saw the benefit of our focus on mobile app installations help drive a lower paid digital marketing mix compared to third quarter 2019. In addition, we saw lower paid digital marketing costs as a percentage of Digital Platform GMV year-over-year, with a less competitive digital advertising environment due to COVID-19 leading to efficiencies in our paid channels, alongside other incremental demand generation efficiencies.

Technology expense, which primarily relates to development and operations of our platform features and services, and also includes software, hosting and infrastructure expenses, increased by $7.5 million, or 33.5%, year-over-year in third quarter 2020, mainly driven by an increase in technology staff headcount. We continue to operate three globally distributed data centers, which support the processing of our growing base of transactions, including one in Shanghai dedicated to serving our Chinese customers. Third quarter 2020 technology expense as a percentage of Adjusted Revenue decreased from 9.8% to 7.7% year-over-year as Adjusted Revenue growth outpaced growth of our underlying technology costs.

Share based payments increased by $50.1 million, or 157.7%, year-over-year in third quarter 2020. The increase was mainly due to an increase in our share price during third quarter 2020 as compared to a decrease in our share price during third quarter 2019. Employment related taxes and the cost of cash-settled awards increased by $33.8 million and $18.9 million, respectively, primarily as a result of the change in share price and quarterly revaluation. Grants of additional equity-settled awards also contributed to the year-over-year increase.

Depreciation and amortization expense increased by $18.9 million, or 53.8%, year-over-year from $35.1 million in third quarter 2019 to $54.0 million in third quarter 2020. Amortization expense increased primarily due to $31.4 million of amortization recognized on intangible assets acquired in recent acquisitions. Amortization expense also increased as a result of the historical investment into technology, where qualifying technology development costs are capitalized and amortized over a three-year period. Depreciation expense primarily increased as a result of new leases entered into across the group during the last 12 months and, to a lesser extent, due to depreciation on property, plant and equipment from recent acquisitions.

General and administrative expense increased by $49.2 million, or 52.3%, year-over-year in third quarter 2020, primarily due to additional performance-based employee compensation accrued in third quarter 2020, the addition of New Guards starting in August 2019, marketing spend related to our brand campaign launch in September 2020, and an increase in non-technology headcount across a number of areas to support the expansion of our business. General and administrative expense decreased as a percentage of Adjusted Revenue to 37.1% compared to 41.2% in third quarter 2019 primarily due to Adjusted Revenue growing more than the general and administrative expense as a percentage of Adjusted Revenue.

Other items of $0.9 million in third quarter 2020 primarily reflects transaction-related legal and advisory expenses.

Gains/(losses) on items held at fair value and remeasurements (in thousands):

	Three months ended September 30,
	2019	2020
Remeasurement gains/(losses) on put and call option liabilities	$53,812	$(77,800)
Fair value losses on embedded derivative liabilities	-	(295,279)
Change in fair value of acquisition related consideration	(21,526)	-
Gains/(losses) on items held at fair value and remeasurements	$32,286	$(373,079)

In third quarter 2020, we recorded a $77.8 million present value remeasurement loss related to Chalhoub Group’s put option over their non-controlling interest in Farfetch International Limited, compared to a $53.8 million present value remeasurement gain related to the put option in third quarter 2019. The $295.3 million fair value losses on embedded derivative liabilities comprised $138.2 million fair value revaluation loss related to $250 million 5.00% convertible senior notes due 2025, and $157.1 million fair value revaluation loss related to $400 million 3.75% convertible senior notes due 2027. There were no fair value losses on embedded derivatives in third quarter 2019 and no change in the fair value of acquisition related consideration in third quarter 2020.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA improved by $25.3 million, to $(10.3) million in third quarter 2020, for the reasons described above. Adjusted EBITDA Margin improved from (15.6)% to (2.7)% over the same prior year period, primarily reflecting higher gross profit, lower general and administrative expenses, lower demand generation expense and technology expenses as percentages of Adjusted Revenue.

Loss After Tax

Loss after tax increased by $446.5 million to $537.0 million in third quarter 2020. The increase was primarily driven by losses on items held at fair value and remeasurements, which increased $405.4 million year-over-year, as well as increases in share-based payments, general and administrative expenses, and depreciation and amortization expense, partially offset by an increase in gross profit, as explained above.

Liquidity

At September 30, 2020 cash and cash equivalents were $756.7 million, an increase of $434.3 million  compared to $322.4 million at December 31, 2019. The increase in cash and cash equivalents is primarily due to the private placement of convertible senior notes in first half 2020,  partially offset by a net cash outflow from operating activities, mainly due to the funding of our operations in the nine months to September 2020, as well as New Guards’ investments into its brand portfolio.

Events After the Reporting Period

As part of the November 5, 2020 agreement between Farfetch Limited (the “Company”), Alibaba Group (“Alibaba”) and Cie Financiere Richemont SA (“Richemont”), Alibaba and Richemont have each agreed to purchase $300 million of 0% convertible senior notes due 2030 (the “Notes”) issued by Farfetch Limited for total gross proceeds of $600 million. The additional capital will support Farfetch’s long-term strategy of delivering a global technology platform for the luxury fashion industry and facilitate the Company’s continued focus on executing its growth plans and driving towards operational profitability. Additionally, Artemis has agreed to purchase 1,889,338 of our Class A ordinary shares for total gross proceeds of approximately $50 million. The sale of the Notes to Alibaba and Richemont, and the issuance of shares to Artemis, is expected to settle on or about November 17, 2020, subject to customary closing conditions.

Alibaba and Richemont will also invest in Farfetch China, taking a combined 25% stake in the new joint venture that will include Farfetch's marketplace operations in the China region for $500 million ($250 million each). The investments by Alibaba and Richemont in Farfetch China and the establishment of the joint venture are expected to be completed during the first half of calendar year 2021, subject to the satisfaction of closing conditions.

In conjunction with the above strategic developments, Farfetch has agreed to close its consumer-facing channels on JD.com, Inc.’s (“JD.com”) platform. The Level 1 access button, acquired in 2019 as part of the acquisition of Toplife, provides direct access to Farfetch’s direct consumer-facing channels on JD.com. As at September 30, 2020, the carrying value of the Level 1 access button was $6.0 million. As a result of our agreement to terminate this channel, management impaired the full value of the Level 1 access button from the execution date of the binding agreement, in line with the requirements of IAS 36 Impairment of Assets. An impairment loss on intangible assets of $5.8 million, which is outside of the normal scope of our ordinary activities, will be recognized in our fourth quarter 2020 results on the consolidated statement of operations.

Outlook

The following forward-looking statements reflect Farfetch’s expectations as of November 12, 2020.

For the Fourth Quarter 2020:

•	Digital Platform GMV of $880 million to $910 million, representing growth of 40% to 45% year-over-year
•	Brand Platform GMV of $85 million to $90 million
•	Positive Adjusted EBITDA

Uncertainties resulting from the spread COVID-19 and the evolving nature of the situation could have material impacts on our future performance and projections. Factors involving COVID-19 that could potentially impact our future performance include, among others:

•	disruptions to our operations, fulfilment network, shipments
•	reduced or delayed supply from potential factors, including reduced inventory from brands and retailers, as well as additional shutdowns
•	weakened consumer sentiment and discretionary income potentially arising from a prolonged shutdown and declining macro-economic conditions

Conference Call Information

Farfetch will host a conference call today, November 12, 2020 at 4:30 p.m. Eastern Time to discuss the Company’s results as well as expectations about Farfetch’s business. Listeners may access the live conference call via audio webcast at http://farfetchinvestors.com, where listeners can also access Farfetch’s earnings press release and slide presentation. Following the call, a replay of the webcast will be available at the same website for 30 days.

Unaudited interim condensed consolidated statements of operations for the three months ended September 30
(in $ thousands, except share and per share data)

	2019	2020
Revenue	255,481	437,700

Cost of revenue	(140,342)	(228,671)
Gross profit	115,139	209,029

Selling, general and administrative expenses	(227,695)	(356,050)
Operating loss	(112,556)	(147,021)

Gains/(losses) on items held at fair value and remeasurements	32,286	(373,079)
Share of results of associates	371	385
Finance income	1,672	1,033
Finance costs	(12,361)	(15,396)
Loss before tax	(90,588)	(534,078)

Income tax benefit/(expense)	104	(2,882)
Loss after tax	(90,484)	(536,960)

(Loss)/profit after tax attributable to:
Equity holders of the parent	(95,277)	(544,320)
Non-controlling interests	4,793	7,360
	(90,484)	(536,960)

Loss per share attributable to equity holders of the parent
Basic and diluted	(0.30)	(1.58)

Weighted-average ordinary shares outstanding
Basic and diluted	322,226,776	344,185,603

Unaudited interim condensed consolidated statements of comprehensive loss for the three months ended September 30
(in $ thousands)

	2019	2020
Loss after tax	(90,484)	(536,960)

Other comprehensive (loss)/income:
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange differences (loss)/gain on translation of foreign operations	(3,286)	6,668
(Loss)/gain on cash flow hedges	(3,082)	4,839
Items that will not be subsequently reclassified to the consolidated statement of operations (net of tax):
Impairment loss on investments	(100)	-
Remeasurement loss on severance plan	(31)	-
Other comprehensive (loss)/income for the period, net of tax	(6,499)	11,507
Total comprehensive loss for the period, net of tax	(96,983)	(525,453)

Total comprehensive (loss)/income attributable to:
Equity holders of the parent	(101,776)	(532,813)
Non-controlling interests	4,793	7,360
	(96,983)	(525,453)

Unaudited interim condensed consolidated statements of operations for the nine months ended September 30
(in $ thousands, except share and per share data)

	2019	2020
Revenue	638,805	1,133,817

Cost of revenue	(355,095)	(612,037)
Gross profit	283,710	521,780

Selling, general and administrative expenses	(577,660)	(914,378)
Impairment losses on tangible assets	-	(2,292)
Operating loss	(293,950)	(394,890)

Gains/(losses) on items held at fair value and remeasurements	32,286	(586,267)
Share of results of associates	404	(140)
Finance income	15,131	2,734
Finance costs	(16,163)	(72,203)
Loss before tax	(262,292)	(1,050,766)

Income tax expense	(1,270)	(1,270)
Loss after tax	(263,562)	(1,052,036)

(Loss)/profit after tax attributable to:
Equity holders of the parent	(268,390)	(1,066,026)
Non-controlling interests	4,828	13,990
	(263,562)	(1,052,036)

Loss per share attributable to owners of the company
Basic and diluted	(0.86)	(3.12)

Weighted-average ordinary shares outstanding
Basic and diluted	311,858,726	341,896,665

Unaudited interim condensed consolidated statements of comprehensive loss for the nine months ended September 30
(in $ thousands)

	2019	2020
Loss after tax	(263,562)	(1,052,036)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange differences gain on translation of foreign operations	18,507	22,264
Loss on cash flow hedges	(8,162)	(3,643)
Items that will not be subsequently reclassified to the consolidated statement of operations (net of tax):
Impairment loss on investments	(100)	-
Remeasurement loss on severance plan	(31)	(3)
Other comprehensive income for the period, net of tax	10,214	18,618
Total comprehensive loss for the period, net of tax	(253,348)	(1,033,418)

Total comprehensive (loss)/income attributable to:
Equity holders of the parent	(258,176)	(1,047,408)
Non-controlling interests	4,828	13,990
	(253,348)	(1,033,418)

Unaudited interim condensed consolidated statements of financial position
(in $ thousands)
	December 31, 2019	September 30, 2020
Non-current assets
Other receivables	12,388	14,041
Deferred tax assets	5,324	5,923
Intangible assets, net	1,362,967	1,334,397
Property, plant and equipment, net	67,999	79,338
Right-of-use assets	115,176	140,803
Investments	16,229	8,344
Investments in associates	2,466	2,253
Total non-current assets	1,582,549	1,585,099
Current assets
Inventories	128,107	128,071
Trade and other receivables	189,897	190,421
Current tax assets	1,873	42,577
Derivative financial assets	3,024	3,242
Cash and cash equivalents	322,429	756,713
Total current assets	645,330	1,121,024
Total assets	2,227,879	2,706,123

Liabilities and equity
Non-current liabilities
Provisions	23,704	55,252
Deferred tax liabilities	219,789	200,156
Lease liabilities	100,833	129,833
Employee benefit obligations	16,455	19,204
Derivative financial liabilities	-	659,576
Borrowings	-	469,430
Put and call option liabilities	61,268	182,249
Total non-current liabilities	422,049	1,715,700
Current liabilities
Trade and other payables	413,696	459,036
Provisions	-	12,597
Current tax liability	28,289	35,735
Lease liabilities	18,485	21,783
Derivative financial liabilities	5,601	10,825
Put and call option liabilities	1,118	1,125
Other financial liabilities	809	1,374
Total current liabilities	467,998	542,475
Total liabilities	890,047	2,258,175
Equity
Share capital	13,584	13,842
Share premium	878,007	890,116
Merger reserve	783,529	783,529
Foreign exchange reserve	(30,842)	(8,578)
Other reserves	349,463	415,850
Accumulated losses	(826,135)	(1,810,512)
Equity attributable to the parent	1,167,606	284,247
Non-controlling interests	170,226	163,701
Total equity	1,337,832	447,948
Total equity and liabilities	2,227,879	2,706,123

Unaudited interim condensed consolidated statements of cash flows for the nine months ended September 30
(in $ thousands)
	2019	2020
Cash flows from operating activities
Operating loss	(293,950)	(394,890)
Adjustments to reconcile operating loss to net cash outflow from operating activities:
Depreciation	19,533	28,113
Amortization	43,993	128,975
Non-cash employee benefits expense	75,525	124,644
Net loss on sale of non-current assets	5	-
Impairment losses on tangible assets	-	2,292
Impairment of investments	5,000	169
Net exchange differences	(1,966)	-
Change in working capital
Increase in receivables	(2,124)	(2,168)
(Increase)/decrease in inventories	(6,746)	961
Increase in payables	5,824	41,449
Change in other assets and liabilities
Increase in non-current receivables	(2,558)	(1,203)
Increase in other liabilities	16,936	15,749
Increase in provisions	-	42,616
Decrease in derivative financial instruments	(5,011)	(13,549)
Income taxes paid	(1,947)	(57,790)
Net cash outflow from operating activities	(147,486)	(84,632)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	(461,690)	(12,016)
Payments for property, plant and equipment	(38,013)	(16,732)
Payments for intangible assets	(58,497)	(65,525)
Payments for investments	(18,733)	(2,872)
Interest received	10,701	3,345
Dividends received from associate	-	58
Net cash outflow from investing activities	(566,232)	(93,742)

Cash flows from financing activities
Repayment of the principal elements of lease payments	(13,597)	(12,695)
Interest paid and fees paid on loans	(2,807)	(20,662)
Dividends paid to holders of non-controlling interests	-	(20,515)
Proceeds from issue of shares, net of issue costs	8,249	27,687
Proceeds from borrowings, net of issue costs	-	641,861
Net cash (outflow)/inflow from financing activities	(8,155)	615,676

Net (decrease)/increase in cash and cash equivalents	(721,873)	437,302
Cash and cash equivalents at the beginning of the period	1,044,786	322,429
Effects of exchange rate changes on cash and cash equivalents	(4,538)	(3,018)
Cash and cash equivalents at end of period	318,375	756,713

Unaudited interim condensed consolidated statements of changes in equity
(in $ thousands)
	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves	Accumulated losses	Equity attributable to the parent	Non- controlling interests	Total equity
Balance at January 1, 2019	11,994	772,300	783,529	(23,509)	67,474	(483,357)	1,128,431	-	1,128,431
Changes in equity
(Loss)/income after tax for the period	-	-	-	-	-	(268,390)	(268,390)	4,828	(263,562)
Other comprehensive income/(loss)	-	-	-	18,507	(8,293)	-	10,214	-	10,214
Issue of share capital, net of transaction costs	1,576	104,144	-	-	389,879	-	495,599	-	495,599
Share based payment – equity settled	-	-	-	-	51,364	45,743	97,107	-	97,107
Share based payment – reverse vesting shares	-	-	-	-	(92,425)	-	(92,425)	-	(92,425)
Transaction with non- controlling interests	-	-	-	-	(101,311)	-	(101,311)	-	(101,311)
Non-controlling interest arising from a business combination	-	-	-	-	-	-	-	158,616	158,616
Non-controlling interest put option	-	-	-	-	-	(4,322)	(4,322)	-	(4,322)
Balance at September 30, 2019	13,570	876,444	783,529	(5,002)	306,688	(710,326)	1,264,903	163,444	1,428,347

Balance at January 1, 2020	13,584	878,007	783,529	(30,842)	349,463	(826,135)	1,167,606	170,226	1,337,832
Changes in equity
(Loss)/income after tax for the period	-	-	-	-	-	(1,066,026)	(1,066,026)	13,990	(1,052,036)
Other comprehensive income/(loss)	-	-	-	22,264	(3,646)	-	18,618	-	18,618
Issue of share capital, net of transaction costs	258	12,109	-	-	4,808	-	17,175	-	17,175
Share based payment – equity settled	-	-	-	-	45,655	81,649	127,304	-	127,304
Share based payment – reverse vesting shares	-	-	-	-	19,570	-	19,570	-	19,570
Dividends paid to non-controlling interests	-	-	-	-	-	-	-	(20,515)	(20,515)
Balance at September 30, 2020	13,842	890,116	783,529	(8,578)	415,850	(1,810,512)	284,247	163,701	447,948

Supplemental Metrics [1]	2018	2019				2020
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
	(in thousands, except per share data or otherwise stated)
Consolidated Group:
Gross Merchandise Value (“GMV”)	$466,490	$419,273	$488,475	$492,014	$739,937	$610,874	$721,310	$797,840
Revenue	195,533	174,064	209,260	255,481	382,232	331,437	364,680	437,700
Adjusted Revenue	170,089	146,374	180,738	228,227	337,738	301,152	307,877	386,778
In-Store Revenue	4,314	4,536	4,220	9,077	9,788	8,516	3,926	11,416
Gross profit	94,197	83,291	85,280	115,139	176,136	153,376	159,375	209,029
Gross profit margin	48.2%	47.9%	40.8%	45.1%	46.1%	46.3%	43.7%	47.8%
Demand generation expense	$(33,934)	$(31,423)	$(34,444)	$(34,321)	$(51,162)	$(37,966)	$(47,378)	$(46,185)
Technology expense	(18,159)	(20,159)	(19,073)	(22,322)	(22,653)	(26,307)	(29,284)	(29,809)
Share based payments	(2,821)	(38,714)	(45,710)	(31,760)	(42,238)	(26,760)	(61,915)	(81,840)
Depreciation and amortization	(7,185)	(14,106)	(14,323)	(35,097)	(50,065)	(51,323)	(51,758)	(54,007)
General and administrative	(56,679)	(61,945)	(69,339)	(94,134)	(120,247)	(111,422)	(107,888)	(143,349)
Other items	-	(2,493)	1,764	(10,061)	(5,584)	(5,025)	(1,302)	(860)
Impairment losses on tangible assets	-	-	-	-	-	(2,292)	-	-
Gains / (losses) on items held at fair value and remeasurements	-	-	-	32,286	(10,565)	65,434	(278,622)	(373,079)
Loss after tax	(9,912)	(77,686)	(95,392)	(90,484)	(110,126)	(79,177)	(435,899)	(536,960)
Adjusted EBITDA	(14,575)	(30,236)	(37,576)	(35,638)	(17,926)	(22,319)	(25,175)	(10,314)
Adjusted EBITDA Margin	(8.6)%	(20.7)%	(20.8)%	(15.6)%	(5.3)%	(7.4)%	(8.2)%	(2.7)%
Earnings per share (“EPS”)	$(0.03)	$(0.26)	$(0.31)	$(0.30)	$(0.34)	$(0.24)	$(1.29)	$(1.58)
Adjusted EPS	(0.02)	(0.11)	(0.16)	(0.20)	(0.08)	(0.24)	(0.20)	(0.17)
Digital Platform:
Digital Platform GMV	$462,176	$414,737	$484,255	$420,266	$628,610	$494,899	$651,036	$674,097
Digital Platform Services Revenue	165,775	141,838	176,518	156,479	226,411	185,177	237,603	263,035
Digital Platform Fulfilment Revenue	25,444	27,690	28,522	27,254	44,494	30,285	56,803	50,922
Digital Platform Gross Profit	92,632	80,941	84,106	83,294	123,572	97,207	130,579	143,318
Digital Platform Gross Profit Margin	55.9%	57.1%	47.6%	53.2%	54.6%	52.5%	55.0%	54.5%
Digital Platform Order Contribution	$58,698	$49,518	$49,662	$48,973	$72,410	$59,241	$83,201	$97,133
Digital Platform Order Contribution Margin	35.4%	34.9%	28.1%	31.3%	32.0%	32.0%	35.0%	36.9%
Active Consumers	1,382	1,699	1,773	1,889	2,068	2,149	2,524	2,742
AOV - Marketplace	$637	$601	$600	$582	$636	$571	$493	$574
AOV - Stadium Goods	-	300	336	327	301	314	304	340
Brand Platform:
Brand Platform GMV	$-	$-	$-	$62,671	$101,539	$107,459	$66,348	$112,327
Brand Platform Revenue	-	-	-	62,671	101,539	107,459	66,348	112,327
Brand Platform Gross Profit	-	-	-	27,464	47,543	52,480	27,729	58,738
Brand Platform Gross Profit Margin	-	-	-	43.8%	46.8%	48.8%	41.8%	52.3%

1	See “Notes and Disclosures” which includes “Non-IFRS and Other Financial and Operating Metrics” on page 19 for reconciliations of non-IFRS measures to IFRS measures.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, the expected timing of the sale of the Notes to Alibaba and Richemont, the issuance of shares to Artemis, the establishment of and investment in the Farfetch China joint venture and our expected performance for fourth quarter 2020, statements regarding our profitability for 2021, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: purchasers of luxury products may not choose to shop online in sufficient numbers; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; the volatility and difficulty in predicting the luxury fashion industry, in particular in light of COVID-19 and its impact on consumer spending patterns; our reliance on a limited number of retailers and brands for the supply of products on our Marketplace; our reliance on retailers and brands to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products; fluctuation in foreign exchange rates; our reliance on information technologies and our ability to adapt to technological developments; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our ability or the ability of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information; our ability to successfully launch and monetize new and innovative technology; our acquisition and integration of other companies or technologies, for example, Stadium Goods and New Guards, could divert management’s attention and otherwise disrupt our operations and harm our operating results; we may be unsuccessful in integrating any acquired businesses or realizing any anticipated benefits of such acquisitions; our dependence on highly skilled personnel, including our senior management, data scientists and technology professionals, and our ability to hire, retain and motivate qualified personnel; the effect of the COVID-19 pandemic on our business and results of operations, as well as on the luxury fashion industry and consumer spending more broadly, and our ability to successfully implement our business plan during a global economic downturn caused by the COVID-19 pandemic; José Neves, our chief executive officer, has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2019 and in Exhibit 99.2 to our Current Report on Form 6-K filed with the SEC on April 27, 2020, as such factors may be updated from time to time in our other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and on our website at http://farfetchinvestors.com. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

NOTES AND DISCLOSURES

Segment Realignment

Following the acquisition of New Guards in August 2019, management determined that it had three operating segments: (i) Digital Platform, (ii) Brand Platform and (iii) In-Store, given our new organizational structure and the manner in which our business is reviewed and managed. In fourth quarter 2019, we realigned our reportable operating segments to reflect how our Chief Operating Decision-Maker was making operating decisions, allocating resources and evaluating operating performance. The comparative periods have been revised to reflect this segment realignment.

Our results for first, second, and part of third quarter 2019 do not include New Guards’ performance.

Revisions to Previously Reported Financial Information

We have revised previously reported finance income and costs, loss after tax, and loss per share for each of the first three quarters of 2019. Refer to fourth quarter 2019 earnings release furnished on February 27, 2020 for further information.

Presentation Change

Beginning in second quarter 2020, we changed the presentation of our operating loss to reflect losses on items held at fair value and remeasurements, and share of results of associates, as non-operating items in the consolidated statement of operations. These items are now presented below operating loss, and all prior periods in this release reflect this change. We have made this presentation change in order to improve comparability of our period-over-period operating loss, particularly given the increased volatility of the items with a valuation dependent on our market share prices. As a result of this presentation change, the consolidated statement of cash flows now starts with operating loss rather than loss before tax as previously reported. This change had no impact on our historical loss after tax or on any of our historical unaudited condensed consolidated statements of financial position, changes in equity, cash flows or on our previously provided non-IFRS and operational measures. We determined that these presentation changes had no material impact on the previously reported financial information or on any previously issued annual financial statements.

Non-IFRS and Other Financial and Operating Metrics

This release includes certain financial measures not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Digital Platform Order Contribution, and Digital Platform Order Contribution Margin (together, the “Non-IFRS Measures”), as well as operating metrics, including GMV, Digital Platform GMV, Brand Platform GMV, In-Store GMV, Active Consumers and Average Order Value. See the “Definitions” section below for a further explanation of these terms.

Management uses the Non-IFRS Measures:

•

as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and
•	to evaluate our capacity to fund capital expenditures and expand our business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation, amortization and items that are not part of normal day-to-day operations of our business. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect revenue related to fulfilment, which is necessary to the operation of our business;
•	such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•	such measures do not reflect changes in our working capital needs;
•	such measures do not reflect our share based payments, income tax expense or the amounts necessary to pay our taxes;
•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Revenue should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

Digital Platform Order Contribution and Digital Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS. We believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our digital platform productivity, efficiency and performance. We also believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our digital platform for the periods presented.

Farfetch reports under International Financial Reporting Standards (“IFRS”). Farfetch provides earnings guidance on a non-IFRS basis and does not provide earnings guidance on an IFRS basis. A reconciliation of the Company’s Adjusted EBITDA guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for future changes in the fair value of cash-settled share based payment liabilities; foreign exchange gains/(losses) and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Reconciliations of these non-IFRS measures to the most directly comparable IFRS measure are included in the accompanying tables.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is loss after tax:

(in $ thousands, except as otherwise noted)

	2018	2019				2020
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter

Loss after tax	$(9,912)	$(77,686)	$(95,392)	$(90,484)	$(110,126)	$(79,177)	$(435,899)	$(536,960)
Net finance (income)/expense	(14,915)	(8,408)	(1,249)	10,689	(16,182)	34,355	20,751	14,363
Income tax expense/(benefit)	261	560	813	(104)	(108)	2,506	(4,118)	2,882
Depreciation and amortization	7,185	14,106	14,323	35,097	50,065	51,323	51,758	54,007
Share based payments (a)	2,821	38,714	45,710	31,760	42,238	26,760	61,915	81,840
(Gains)/losses on items held at fair value and remeasurements (b)	-	-	-	(32,286)	10,565	(65,434)	278,622	373,079
Other items (c)	-	2,493	(1,764)	10,061	5,584	5,025	1,302	860
Impairment losses on tangible assets	-	-	-	-	-	2,292	-	-
Share of results of associates	(15)	(15)	(17)	(371)	38	31	494	(385)
Adjusted EBITDA	$(14,575)	$(30,236)	$(37,576)	$(35,638)	$(17,926)	$(22,319)	$(25,175)	$(10,314)

(a)	Represents share based payment expense.
(b)	Represents (gains)/losses on items held at fair value and remeasurements. See “gains/(losses) on items held at fair value and remeasurements” on page 24 for a breakdown of these items.
(c)

Represents other items, which are outside the normal scope of our ordinary activities. See “Other items” on page 24 for a breakdown of these expenses. Other items is included within selling, general and administrative expenses.

The following table reconciles Adjusted Revenue to the most directly comparable IFRS financial performance measure, which is revenue:

(in $ thousands, except as otherwise noted)

	2018	2019				2020
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter

Revenue	$195,533	$174,064	$209,260	$255,481	$382,232	$331,437	$364,680	$437,700
Less: Digital Platform Fulfilment Revenue	(25,444)	(27,690)	(28,522)	(27,254)	(44,494)	(30,285)	(56,803)	(50,922)
Adjusted Revenue	$170,089	$146,374	$180,738	$228,227	$337,738	$301,152	$307,877	$386,778

The following table reconciles Digital Platform Order Contribution to the most directly comparable IFRS financial performance measure, which is Digital Platform Gross Profit:

(in $ thousands, except as otherwise noted)

	2018	2019				2020
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter

Digital Platform Gross Profit	$92,632	$80,941	$84,106	$83,294	$123,572	$97,207	$130,579	$143,318
Less: Demand generation expense	(33,934)	(31,423)	(34,444)	(34,321)	(51,162)	(37,966)	(47,378)	(46,185)
Digital Platform Order Contribution	$58,698	$49,518	$49,662	$48,973	$72,410	$59,241	$83,201	$97,133

The following table reconciles Adjusted EPS to the most directly comparable IFRS financial performance measure, which is Earnings per share:

(per share amounts)

	2018	2019				2020
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter

Earnings per share	$(0.03)	$(0.26)	$(0.31)	$(0.30)	$(0.34)	$(0.24)	$(1.29)	$(1.58)
Share based payments (a)	0.01	0.13	0.15	0.11	0.12	0.08	0.18	0.24
Amortization of acquired intangible assets	0.00	0.01	0.01	0.06	0.09	0.09	0.09	0.09
(Gains)/losses on items held at fair value and remeasurements (b)	-	-	-	(0.10)	0.03	(0.19)	0.82	1.08
Other items (c)	-	0.01	(0.01)	0.03	0.02	0.01	0.00	0.00
Impairment losses on tangible assets	-	-	-	-	-	0.01	-	-
Share of results of associates	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Adjusted EPS	$(0.02)	$(0.11)	$(0.16)	$(0.20)	$(0.08)	$(0.24)	$(0.20)	$(0.17)

(a)	Represents share based payment expense on a per share basis.
(b)

Represents (gains)/losses on items held at fair value and remeasurements on a per share basis. See “gains/(losses) on items held at fair value and remeasurements” on page 24 for a breakdown of these items.

(c)

Represents other items on a per share basis, which are outside the normal scope of our ordinary activities. See “Other items” on page 24 for a breakdown of these expenses. Other items included within selling, general and administrative expenses.

The following table represents gains/(losses) on items held at fair value and remeasurements:

(in $ thousands, except as otherwise noted)

	2018	2019				2020
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
Fair value remeasurements:
Shares issued as part of New Guards acquisition	$-	$-	$-	$(21,526)	$-	$-	$-	$-
$250 million 5.00% Notes due 2025 embedded derivative	-	-	-	-	-	44,014	(135,093)	(138,171)
$400 million 3.75% Notes due 2027 embedded derivative	-	-	-	-	-	-	(77,758)	(157,108)

Present value remeasurements:
Chalhoub put option	-	-	-	53,812	(8,959)	21,420	(65,771)	(77,800)
CuriosityChina call option	-	-	-	-	(1,606)	-	-	-
Gains / (losses) on items held at fair value and remeasurements	$-	$-	$-	$32,286	$(10,565)	$65,434	$(278,622)	$(373,079)

Farfetch share price (end of day)	$17.71	$26.91	$20.80	$8.64	$10.35	$7.90	$17.27	$25.16

The following table represents other items:

(in $ thousands, except as otherwise noted)

	2018	2019				2020
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter

Transaction-related legal and advisory expenses	$-	$(2,493)	$(2,236)	$(5,061)	$(5,584)	$(4,925)	$(1,799)	$(860)
Release of tax provisions	-	-	4,000	-	-	-	-	-
Loss on impairment of investments carried at fair value	-	-	-	(5,000)	-	(100)	(69)	-
Other	-	-	-	-	-	-	566	-
Other items	$-	$(2,493)	$1,764	$(10,061)	$(5,584)	$(5,025)	$(1,302)	$(860)

Definitions

We define our non-IFRS and other financial and operating metrics as follows:

“Active Consumers” means active consumers on our directly owned and operated sites and related apps. A consumer is deemed to be active if they made a purchase within the last 12-month period, irrespective of cancellations or returns. Active Consumers includes Farfetch Marketplace, BrownsFashion.com, Stadium Goods, and New Guards-owned sites operated by Farfetch Platform Solutions. Due to technical limitations, Active Consumers is unable to fully de-dupe Stadium Goods consumers from consumers on our other sites. The number of Active Consumers is an indicator of our ability to attract and retain our consumer base to our platform and of our ability to convert platform visits into sale orders.

“Adjusted EBITDA” means loss after taxes before net finance expense/(income), income tax expense/(benefit) and depreciation and amortization, further adjusted for share based compensation expense, share of results of associates and items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, and impairment losses on tangible assets). Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of other companies.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted EPS” means earnings per share further adjusted for share based payments, amortization of acquired intangible assets, items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, and impairment losses on tangible assets) and the related tax effects of these adjustments. Adjusted EPS provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EPS may not be comparable to other similarly titled metrics of other companies.

“Adjusted Revenue” means revenue less Digital Platform Fulfilment Revenue.

“Average Order Value” (“AOV”) means the average value of all orders excluding value added taxes placed on either the Farfetch Marketplace or the Stadium Goods Marketplace, as indicated.

“Brand Platform Gross Profit” means Brand Platform Revenue less the direct cost of goods sold relating to Brand Platform Revenue.

“Brand Platform GMV” and “Brand Platform Revenue” mean revenue relating to the New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct to consumer channel via our Marketplaces and (iii) directly operated stores. Revenue realized from Brand Platform is equal to GMV as such sales are not commission based.

“Digital Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our digital consumers, net of Farfetch-funded consumer promotional incentives, such as free shipping and promotional codes. Digital Platform Fulfilment Revenue was referred to as Platform Fulfilment Revenue in previous filings with the SEC.

“Digital Platform GMV” means GMV excluding In-Store GMV and Brand Platform GMV. Digital Platform GMV was referred to as Platform GMV in previous filings with the SEC.

“Digital Platform Gross Profit” means gross profit excluding In-Store Gross Profit and Brand Platform Gross Profit. Digital Platform Gross Profit was referred to as Platform Gross Profit in previous filings with the SEC.

“Digital Platform Gross Profit Margin” means Digital Platform Gross Profit calculated as a percentage of Digital Platform Services Revenue. We provide fulfilment services to Marketplace consumers and receive revenue from the provision of these services, which is primarily a pass-through cost with no economic benefit to us. Therefore, we calculate our Digital Platform Gross Profit Margin, including Digital Platform third-party and first-party gross profit margin, excluding Digital Platform Fulfilment Revenue.

“Digital Platform Order Contribution” means Digital Platform Gross Profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Digital Platform Order Contribution provides an indicator of our ability to extract digital consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers. Digital Platform Order Contribution was referred to as Platform Order Contribution in previous filings with the SEC.

“Digital Platform Order Contribution Margin” means Digital Platform Order Contribution calculated as a percentage of Digital Platform Services Revenue. Digital Platform Order Contribution Margin was referred to as Platform Order Contribution Margin in previous filings with the SEC.

“Digital Platform Revenue” means the sum of Digital Platform Services Revenue and Digital Platform Fulfilment Revenue. Digital Platform Revenue was referred to as Platform Revenue in previous filings with the SEC.

“Digital Platform Services Revenue” means Revenue less Digital Platform Fulfilment Revenue, In-Store Revenue and Brand Platform Revenue. Digital Platform Services Revenue is driven by our Digital Platform GMV, including commissions from third-party sales and revenue from first-party sales.

“Digital Platform Services third-party revenues” represent commissions and other income generated from the provision of services to sellers in their transactions with consumers conducted on our dematerialized platforms, as well as fees for services provided to brands and retailers.

“Digital Platform Services first-party revenues” represents sales of owned-product, including First-Party Original through our digital platform. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions and, therefore, related sales are not commission based.

“Digital Platform Services third-party cost of revenues” and “Digital Platform Services first-party cost of revenues" include packaging costs, credit card fees, and incremental shipping costs provided in relation to the provision of these services. Digital Platform Services first-party cost of revenues also includes the cost of goods sold of the owned products.

“First-Party Original” refers to brands developed by New Guards and sold direct to consumers on the digital platform.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“In-Store Gross Profit” means In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue.

“In-Store GMV” and “In-Store Revenue” mean revenue generated in our retail stores which include Browns, Stadium Goods and New Guards’ directly operated stores. Revenue realized from In-Store sales is equal to GMV of such sales because such sales are not commission based.

“Third-Party Take Rate” means Digital Platform Services Revenue excluding revenue from first-party sales, as a percentage of Digital Platform GMV excluding GMV from first-party sales and Digital Platform Fulfilment Revenue. Revenue from first-party sales, which is equal to GMV from first-party sales, means revenue derived from sales on our platform of inventory purchased by us.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Investor Relations:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media:

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Farfetch

Farfetch Limited is the leading global platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today the Farfetch Marketplace connects customers in over 190 countries with items from more than 50 countries and over 1,300 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a single platform. Farfetch’s additional businesses include Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities; Browns and Stadium Goods, which offer luxury products to consumers; and New Guards, a platform for the development of global fashion brands. Farfetch also invests in innovations such as its Store of the Future augmented retail solution, and develops key technologies, business solutions, and services for the luxury fashion industry.

For more information, please visit www.farfetchinvestors.com.